SUBSIDIARIES OF REGISTRANT

	PERCENTAGE
NAME	OWNERSHIP (%)	STATE OF ORGANIZATION
Ladenburg Thalmann & Co. Inc.	100	Delaware
Ladenburg Thalmann Asset Management Inc.*	100	New York
Telluride Acquisition Inc.**	100	Florida
Capitalink L.C.***	100	Florida

*	Wholly owned by Ladenburg Thalmann & Co. Inc.

**	Wholly owned by Ladenburg Thalmann Financial Services Inc.

***	Wholly owned by Telluride Acquisition Inc.
Not included above are other subsidiaries which, if considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary, as such term is defined by Rule 1-02(w) of Regulation S-X.